(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nabi Biopharmaceuticals
Full Name of Registrant

Former Name if Applicable

5800 Park of Commerce Boulevard N.W.
Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33487
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion hereof, could not be filed within the prescribed time period.

Nabi Biopharmaceuticals (the “Company”) previously announced on October 25, 2006 that the Audit Committee of the Board of Directors initiated a voluntary review of the Company’s historical and current year equity grant programs and the accounting for these programs and engaged an independent outside law firm to assist in this review. While the review has not yet been completed, the Company has concluded that the accounting measurement dates for certain stock option grants awarded during certain years from 1998 to 2006 differ from the measurement dates previously used for such awards. Consequently, the Company expects to record in the quarter ended September 30, 2006 additional non-cash, stock-based compensation expense related to past stock option grants.

The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the prescribed due date of November 9, 2006 without unreasonable effort or expense because additional time was required in order for the Company to complete its review of its equity grant programs and the accounting for these programs and for the Company’s independent registered public accounting firm to complete its review of the results thereof. The Company intends to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable.

Statements in this Form 12b-25 about the Company that are not strictly historical are forward-looking statements and include statements related to the Company’s equity grant programs and the accounting for these programs. You can identify these forward-looking statements because they involve the Company’s expectations, beliefs, intentions, plans, projections, or other characterizations of future events or circumstances. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements as a result of any number of factors. These factors include, but are not limited to, those resulting from the Company’s ongoing voluntary review of its historical and current year equity grant programs and the accounting for these programs, including, among other things, the scope of the equity awards for which accounting measurement dates will change; the amount and timing of stock-based compensation and other additional expenses to be recorded; the ramifications of the Company’s inability to file required reports, including the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2006, with the SEC on a timely basis; other actions taken or required as a result of the review; and negative tax or other implications for the Company resulting from the accounting adjustments and other factors. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 and other SEC filings discuss other important risk factors that could contribute to such differences or otherwise affect the Company’s business, results of operations and financial condition. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas H. McLain	561	989-5800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the pending review of the Company’s historical and current year equity grant programs and the accounting for these programs, the Company cannot provide a reasonable estimate and comparison of its results of operations at this time, except for a comparison of revenue. On October 25, 2006, the Company reported revenue (including revenue from discontinued operations) for the quarter ended September 30, 2006 of $26.4 million, a decrease of 13.4% from the $30.5 million reported for the quarter ended September 30, 2005. As discussed in Part III above, the Company expects to record in the quarter ended September 30, 2006 additional non-cash, stock-based compensation expense related to past stock option grants. However, the Company is not in a position at this time to provide any additional information regarding the amount of such expense or the results of operations for the quarter ended September 30, 2006 until completion of its equity grant program review.

Nabi Biopharmaceuticals
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Thomas H. McLain
Thomas H. McLain Chairman, Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).